 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment__1__)

MEDICAL CARE TECHNOLOGIES, INC.
(Name of Issuer)

Shares of Common Stock, $0.00001 Par Value
(Title of Class of Securities)

584507107
(CUSIP Number)

Ning C. Wu, CEO
Room 815, No. 2 Building Beixiaojie
Dongzhimen Nei, Beijing 10009
People’s Republic of China
Telephone: (8610) 6407-0580
Facsimile: (8610) 6407-0287
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 19, 2011
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Cusip No.       584507107

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Ning C. Wu

2. Check the Appropriate Box if a Member of a Group (See Instructions)
                              (a) ☐     (b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions) N/A

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization:
Canada

Number of	7. Sole Voting Power
Shares Beneficially	3,125,000 (1)
Owned By Each	8. Shared Voting Power
Reporting	-0-
Person	9. Sole Dispositive Power
3,125,000 (1)
10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
3,125,000shares of common stock (1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
 1.3% of the issued and outstanding shares of common stock*

14. Type of Reporting Person (See Instructions)
IN

*Based on 239,570,131 shares of the Issuer’s common stock outstanding as of September 27, 2011. Includes 125,000 shares which are currently exercisable pursuant to a stock option.

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This Amendment No. 1 to the statement on Schedule 13D filed with the Securities and Exchange Commission on behalf of the Reporting Person relating to the common stock of Medical Care Technologies Inc., a Nevada corporation, on October 12, 2010 (“Schedule 13D”), is being filed pursuant to Rule 13d-2 of the Securities Exchange Act, as amended, on behalf of the Reporting Person to amend certain information set forth below in the items indicated. Unless otherwise stated herein, capitalized terms used in this Amendment No. 1 shall have the same meaning as those set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) The Issuer has 239,570,131 issued and outstanding shares of common stock as of September 27, 2011 The Reporting Person owns 3,125,000 shares (representing 1.3%) of the issued and outstanding common stock of the Issuer.

(b) Other than the transaction reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(c) The Reporting Person ceased to be the beneficial owner of more than 5% of the common stock of the Issuer on September 27, 2011.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to seven stock purchase agreements dated September 19, 2011 by and between the Reporting Person and each of seven purchasers, the Reporting Person sold an aggregate of 35,000,000 shares of common stock of the Issuer at a purchase price of $0.01 per share.  As a result of such transactions, the Reporting Person owns 1.3% of the issued and outstanding common stock of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit 3 Stock Purchase Agreement dated September 19.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 2011	By:	/s/ Ning C. Wu
Name: Ning C. Wu

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001).

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